NYSE-AMEX, TSX Symbol: NG

News Release

Donlin Creek LLC Negotiates Amendments to Lease Agreement

March 4, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) today announced that Donlin Creek LLC (“DCLLC”) and Calista Corporation (“Calista”) have approved certain amendments to the lease for subsurface and surface rights in connection with the Donlin Creek property. The existing lease covers the subsurface rights for the entire Donlin Creek mineral reserves and resources. All amounts are in U.S. dollars.

Among other things, these amendments provide for (i) the lease of certain additional lands that may be required for the development of the property, (ii) an extension of the term of the lease to April 30, 2031 and automatically year to year thereafter, so long as either mining or processing operations are carried out on or with respect to the property in good faith on a continuous basis in such year, or DCLLC pays to Calista an advanced minimum royalty of US$3,000,000 (subject to adjustment for increases in the Consumer Price Index) for such year, (iii) the elimination of Calista’s option to acquire a 5% to 15% participating operating interest in the project and replacement with the payment to Calista of a net proceeds royalty equal to 8% of the net proceeds realized by DCLLC at the project after deducting certain capital and operating expenses (including an overhead charge, actual interest expenses incurred on borrowed funds and a 10% per annum deemed interest rate on investments not made with borrowed funds), and (iv) an increase in the advanced minimum royalties payable to Calista under the lease to US$500,000 for the year ending April 30, 2010, increasing on an annual basis thereafter until reaching US$1,000,000 for each of the years 2015 to 2024 inclusive and US$2,000,000 for each of the years 2025 to 2030 inclusive. All advance minimum royalties paid to Calista continue to be recoverable as a credit against Calista’s existing net smelter royalty under the lease agreement, which remains unchanged. It is anticipated that the parties execute the amendment agreement shortly.

About the Donlin Creek Project

Donlin Creek, a feasibility-stage project located in Alaska, is operated by the Donlin Creek LLC, a limited liability company that is owned 50% by NovaGold and 50% by Barrick Gold U.S. Inc., a subsidiary of Barrick Gold Corporation (together “Barrick”). Donlin Creek is one of the largest known undeveloped gold deposits in the world. With a feasibility study completed, pre-permitting activities are underway to construct a mine estimated to produce more than one million ounces of gold annually for more than 20 years. The Donlin Creek LLC continues to review the mine plan in light of prevailing gold prices, and is also reviewing optimization scenarios including the potential to bring a source of natural gas to the project. NovaGold expects these studies will be completed by mid-2010, at which point the Donlin Creek LLC will either file permit applications for the original project design or, upon unanimous Donlin Creek LLC board approval, approve a supplemental budget and proceed to revise the feasibility study to include the natural gas option.

About NovaGold

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska and in the Ambler deposit in northern Alaska. NovaGold has one of the largest reserve/resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

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Contacts

Greg Johnson
Vice President, Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company’s use of proceeds from the sale of securities and NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold in the exploration and development of the Donlin Creek property; the need for cooperation of government agencies and native groups in the development and operation of the Donlin Creek property; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2009, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.